Exhibit 99.58

April 28, 2020

VIA SEDAR

British Columbia Securities Commission (as principal regulator)

Alberta Securities Commission

Financial and Consumers Affairs Authority, Securities Division, Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorite des marches financiers

Nova Scotia Securities Commission

New Brunswick Financial and Consumer Services Commission

Prince Edward Island Office of the Superintendent of Securities

Office of the Superintendent of Securities Service Newfoundland and Labrador

Nunavut Securities Office

Dear Sirs and Mesdames:

Re:               mCloud Technologies Corp .

We refer to the short form base shelf prospectus for Nunavut and the amended and restated short form base shelf prospectus for the Provinces of Canada of mCloud Technologies Corp. (the "Company") dated April 28, 2020 (the "Prospectus") qualifying the distribution of common shares, preferred shares, debt securities, subscription receipts, warrants and unit s.

We consent to being names in the Prospectus under the heading "Legal Matters" and on page ii of the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are within our knowledge as a result of the services performed by us in connection with the Prospectus.

Yours very truly,

(signed) "Owens Wright LLP"

OWENS WRIGHT LLP

300-20 Holly Street, Toronto, Ontario M4S 3B1

Tel: 416.486 .9800 I Fax: 416.486.3309

owenswright.com